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                                                                    EXHIBIT 18.1

INDEPENDENT AUDITORS' PREFERABILITY LETTER

To the Board of Directors and Shareholders of Telecomunicaciones de Puerto Rico, Inc.
1515 FD Roosevelt Ave.
Guaynabo, Puerto Rico 00968

Note 3 of the notes to the Condensed Consolidated Financial Statements of Telecomunicaciones de Puerto Rico, Inc. and subsidiaries (the Company) included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 describes a change in the method of accounting for directory revenues and expenses from the publication-date method, which recognizes revenues and direct expenses when directories are distributed, to the amortization method, which recognizes revenues and direct expenses over the life of the directory. There are no authoritative criteria for determining a "preferable" method to account for directory revenues and expenses based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with auditing standards generally accepted in the United States of any financial statements of the Company as of any date or for any period subsequent to December 31, 2002, and therefore we do not express any opinion on any financial statements of the Company subsequent to that date.


August 14, 2003                                     /s/ Ernst & Young LLP
San Juan, Puerto Rico